NOVAWEST

NovaWest Resources Inc.

RECEIVED

2007 APR -9 A 10:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

07022413

News Release

For Immediate Release

SUPPL

PRIVATE PLACEMENT CLOSED

Vancouver, Tuesday February 27th 2007, 4:00p.m. PST

Novawest Resources Inc. (TSXV – "NVE"; Frankfurt – "NWN"), is pleased to announce that it has closed the Private Placement announced on January 25, 2007. The Private Placement was for 710,000 Units at a price of $0.25 per Unit for aggregate proceeds of $177,500. Each Unit consisted of one common share and one 12 month share purchase warrant exercisable at $0.35 Cdn. The warrants will expire on February 13, 2008. Each share issued as a result of this Private Placement is restricted in trading until June 14, 2007.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

PROCESSED

APR 13 2007

THOMSON FINANCIAL

Novawest invites the public to visit its website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

S.E.C.Exemption12(g)3-2(b) File No. 82-3822, Standard & Poors Listed, Dun & Bradstreet Listed

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